82-2142

04012836

invensys

BTRsec/RLS Admin/Letters/2004/0012

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

5 February 2004

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed two notifications released to the London Stock Exchange concerning

(a) Notification of Major Interests in Shares
(b) Invensys announces £2.7 billion Refinancing Plan

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr S Ahmad
Mr M Downing

dw 2/17

This Email News Alert service is brought to you by Invensys

RNS Number:0435V
Invensys PLC
05 February 2004

news release

5 February 2003

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, FRANCE, THE NETHERLANDS, JAPAN, THE NETHERLANDS, NEW ZEALAND, OR THE REPUBLIC OF SOUTH AFRICA

Invensys announces £2.7 billion Refinancing Plan

* Invensys today announces the details of a Refinancing Plan totalling £2.7 billion. The Refinancing Plan is underwritten and consists of the following inter-conditional elements:
  - £450 million (net) from the Placing and Open Offer of 2,187 million new Invensys shares at a price of 21.5 pence per share;
  - £625 million (net) to be raised by the issue of High Yield Bonds due 2011; and
  - new 5 year credit facilities totalling £1.6 billion

* The Refinancing Plan will strengthen the Group's financial platform, accelerate the improvement of operational performance and provide flexibility in enhancing shareholder value through realising the longer term potential of the Group's businesses

* Appliance Controls and Climate Controls businesses to be retained

* Trading prospects for the Group remain satisfactory

Rick Haythornthwaite, Chief Executive of Invensys, said:

"This refinancing provides Invensys with a solid financial base. The long-term
viability that it creates will enable us to grow our operations and manage our
liabilities from a position of strength.

"After the groundwork of the last two years we have an attractive group of businesses with the potential for profitable growth. We will now be able to accelerate the progress of these businesses to capitalise on any improvement in
our markets."

Martin Jay, Chairman of Invensys, said:

"We believe that the successful execution of the strategy announced today will
deliver enhanced shareholder value. It makes sense in the light of what we believe is an improved general economic outlook and the longer term prospects
for the business."

Contact:

Invensys plc +44 (0) 20 7821 2121

Victoria Scarth / Mike Davies

Brunswick +44 (0) 20 7404 5959

Nick Claydon / Ben Brewerton / Sophie Fitton

Cazenove
Nick Wiles / Edmund Byers / Graham Bird +44 (0) 20 7588 2828

Deutsche Bank
Carl Tack / David Bugge / Charlie Foreman +44 (0) 20 7545 8000

Morgan Stanley
Simon Robey /Philip Apostolides / Simon Smith +44 (0) 20 7425 5000

Cazenove, Morgan Stanley and Tricorn Partners are acting as Joint Financial Advisers to the Placing and Open Offer. Cazenove, Deutsche Bank and Morgan Stanley are acting as joint sponsors and joint bookrunners to the Placing and
Open Offer. Deutsche Bank are acting as sole underwriter and bookrunner of

the
Senior Credit Facilities and the High Yield Bonds.

A presentation and webcast of the Group's presentation will take place at 9.00 am today at The Brewery, Chiswell Street, London EC2A 1GB. The Announcement, webcast presentation and an interview with Rick Haythornthwaite are available on www.invensys.com and the latter can also be viewed on www.cantos.com.

Cazenove, Deutsche Bank, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the Placing and Open Offer and the Share Capital Subdivision and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of Cazenove, Deutsche Bank, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving advice in relation to the Placing and Open Offer or the Share Capital Subdivision or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Placing and Open Offer should only be made on the basis of information contained in the Prospectus dated 5 February 2004 and any supplement thereto.

The New Ordinary Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Ordinary Shares may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of any Excluded Territory.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should

consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements.
Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results
and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change
without notice and Invensys assumes no responsibility or obligation to update
publicly or revise any of the forward-looking statements contained herein.

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE
UNITED STATES, AUSTRALIA, CANADA, FRANCE, JAPAN, THE NETHERLANDS, NEW ZEALAND,
OR THE REPUBLIC OF SOUTH AFRICA

Refinancing Plan to raise £2.7 billion

Placing and Open Offer

Introduction

Invensys today announced a Refinancing Plan incorporating the following key elements:

* the raising of approximately £470 million (£450 million net of expenses) by the issue of 2,187,363,013 New Ordinary Shares at an issue price of 21.5 pence per New Ordinary Share by way of a fully underwritten placing and open offer (the "Placing and Open Offer"). The principal terms of the Placing and Open Offer are set out below.

* the raising of approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds or, if High Yield Bonds are not issued on or by Admission, under a bridge facility; and

* the arrangement of new £1.6 billion Senior Credit Facilities.

The Placing and Open Offer, the issue of the High Yield Bonds (or drawdown under

the Bridge Facility), and the completion of the Senior Credit Facilities are inter-conditional. Further details of the conditionality of the Refinancing Plan are given below.

The Placing and Open Offer has been underwritten by Cazenove, Deutsche Bank and Morgan Stanley (the "Underwriters"). The issue price of 21.5 pence per New Ordinary Share represents a 9.5 per cent. discount to the closing middle market price of 23.75 pence per Ordinary Share on 4 February 2004 (being the last Business Day prior to the announcement of the Placing and Open Offer).

Background to and reasons for the Refinancing Plan

In early 2003, a number of factors led Invensys to conclude that the Group had insufficient financial resources both to resolve its liabilities and to develop all of its businesses. These factors included continued difficult trading conditions and the significant deficit in the Group's pension scheme caused by weakening financial markets. Accordingly, Invensys announced a narrowing of the Group's focus to the Production Management Division (comprising the APV, Process Systems and Eurotherm businesses) and the Rail Systems Business. To dispose of all other businesses, it initiated a programme, which has to date generated net proceeds of £484 million from the sale of the Baan, Teccor and Metering businesses. In November 2003, Invensys announced that it expected total net proceeds from this disposal programme to exceed £1.8 billion, which was somewhat below previous expectations.

Following comments from the Group's principal shareholders and after consultation with the Group's lenders and advisers, the Board has decided that, given the generally more encouraging economic outlook and a more protracted disposal process than that previously anticipated, it will seek to implement the Refinancing Plan. Invensys believes that by strengthening significantly its balance sheet, the Group will have greater flexibility to realise the potential of its businesses over the longer term and thereby enhance shareholder value. It will also provide the framework for the Group to pursue a strategy with the following core elements:

* Strengthening the Group's financial platform to:

- provide flexibility to manage the Group's businesses over the longer term (including the Appliance Controls and Climate Controls businesses);

- increase confidence with customers, suppliers and other business partners in order to compete more effectively for major contracts;

- maximise the value of businesses with leading market positions in their key markets;

- negotiate transactions, including disposals, from a position of strength; and

- manage down its longer term legacy liabilities.

* Accelerating the improvement of operational performance by:

- further simplifying business structures and strengthening business processes to increase effectiveness and reduce costs;

- enabling the retention, development and recruitment of talented people;

- continuing to invest in key technologies and marketing; and

- removing the divisional management layers between the businesses and head office and accelerating the programme to minimise head office costs.

The Group will, therefore, operate through the following businesses:

* the Process Systems business designs, manufactures, supplies, installs, commissions and tests software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing businesses and simulations of the operations of manufacturing processes;

* the Eurotherm business provides control and measurement instrumentation solutions and services for the global industrial and process markets;

* the APV business provides process equipment, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers;

* the Rail Systems business designs, manufactures, supplies, installs, commissions and tests safety related rail signalling and control systems for mainline, metro and freight railways;

* the Climate Controls business provides thermostats and other components, systems and services that are used to control the comfort and safety of residential and commercial living environments;

* the Appliance Controls business provides total product and control system solutions and services for appliances. The business offers over 150 product lines in the laundry, cooking, refrigeration, dishwashing and small appliances sectors;

* the Powerware business provides comprehensive power quality and power management solutions which provide clean and continuous power through " uninterruptible power supply" ("UPS") systems and direct current systems; and

* the other principal businesses include Lambda, a provider of standard power supply solutions used in industrial automation, telecommunications and medical products worldwide, Hansen, a provider of industrial and wind turbine gearboxes, and Baker, a provider of equipment, services and complete process systems to the bakery, biscuit, confectionery, cereal and snack industries (the "LHB Businesses").

The Group will continue to pursue the current plan for disposing of the Powerware business and the LHB Businesses.

The Board believes the Refinancing Plan currently represents the only viable route to secure a stable financial platform for the Group for the longer term.

Group management

The senior management structure continues to be developed with a view to assuring consistent growth and profitability. Overall accountability for implementing Group strategy and driving performance resides with the executive Directors, Rick Haythornthwaite, Chief Executive, and Adrian Hennah, Chief Financial Officer. In view of the critical importance of delivering operational improvements within the Group, the executive team is to be expanded to include a

Chief Operating Officer. The recruitment process is currently under way.

Liability management

In addition to the Group's borrowed money indebtedness, the Group has other substantial liabilities. These liabilities relate to, among other things, pension funding obligations, environmental claims, disputed taxes, ongoing litigation and certain restructuring costs.

Whilst the Group continually monitors these liabilities and has a programme to manage them down, they continue to present an ongoing risk to the Group's future cash flows, capital structure and financial position.

The Board believes that the Refinancing Plan will better enable the Group to address its longer term legacy liabilities as a result of the Group's improved balance sheet.

Principal terms of the Placing and Open Offer

The Company is proposing to raise approximately £450 million (net of expenses) by way of the issue of 2,187,363,013 New Ordinary Shares at 21.5 pence per share, payable in full in cash on application. The issue price of 21.5 pence per New Ordinary Share represents a 9.5 per cent. discount to the closing middle market price of 23.75 pence per Ordinary Share on 4 February 2004 (being the last Business Day before the announcement of the Placing and Open Offer), which is consistent with the Listing Rules requirements not to, other than in certain limited circumstances, issue the shares at, a greater than 10% discount; and accordingly the Directors consider it to be appropriate.

Arrangements have been made with the Underwriters to invite, on behalf of the Company, Qualifying Shareholders to apply to subscribe pro rata to their shareholdings for, in aggregate, 2,187,363,013 New Ordinary Shares at the issue price of 21.5 pence per New Ordinary Share, on the basis of 5 New Ordinary Shares for every 8 Existing Ordinary Shares registered in their name as at the close of business on the Record Date and so in proportion for any other number of Existing Ordinary Shares then held. Qualifying Shareholders may apply for any

whole number of New Ordinary Shares up to their maximum allocation set out in the Application Form to the Placing and Open Offer.

The issue price of 21.5 pence per New Ordinary Share represents a 9.5 per cent. discount to the closing middle market price of 23.75 pence per Ordinary Share on 4 February 2004 (being the last Business Day before the announcement of the Placing and Open Offer).

The Underwriters are seeking to place 2,187,363,013 New Ordinary Shares (being all the New Ordinary Shares subject to the Open Offer) conditionally with certain existing Shareholders and institutional and other investors, subject to clawback to satisfy valid applications by Qualifying Shareholders under the Open Offer.

The issue of the New Ordinary Shares under the Placing and Open Offer has been fully underwritten by the Underwriters, subject to certain conditions set out in the Placing Agreement.

For applications under the Open Offer to be valid, it is anticipated that completed Application Forms and payment in full must be received by 11.00 a.m. on 1 March 2004. The Placing and Open Offer is conditional upon, inter alia, the passing of the Resolutions at the Extraordinary General Meeting, the Placing Agreement becoming unconditional in all respects (save for Admission) by no later than 8.00 a.m. on 5 March 2004 (or such later date, being no later than 31 March 2004, as the Underwriters may agree) and not having been terminated or rescinded in accordance with its terms and Admission becoming effective by no later than 8.00 am on 5 March 2004 (or such later time and/or date, being no later than 8.00am on 31 March 2004, as the Underwriters may agree with the Company). Accordingly, if any of the conditions to the Placing and Open Offer are not satisfied, the Placing and Open Offer will not proceed.

It is anticipated that Admission will become effective and dealings in the New Ordinary Shares issued pursuant to the Placing and Open Offer will commence at 8.00 a.m. on 5 March 2004. The New Ordinary Shares issued pursuant to the Placing and Open Offer will, when issued and fully paid, rank pari passu in all respects with those New Ordinary Shares which arise as a result of the Share

Capital Subdivision, including the right to receive all dividends and other distributions declared or paid on the New Ordinary Shares following Admission.
No temporary documents of title will be issued.

Entitlements to fractions of New Ordinary Shares under the Open Offer will not be allotted and fractional entitlements will be rounded down to the nearest whole number of New Ordinary Shares. Accordingly, Qualifying Shareholders with fewer than 2 Existing Ordinary Shares will not be invited to apply to subscribe any New Ordinary Shares under the Open Offer. The fractional entitlements will be aggregated and included in the Placing with the proceeds being retained for the benefit of the Company.

Holdings of Existing Ordinary Shares traded on the London Stock Exchange in Certificated and Uncertificated Form will be treated as separate holdings for the purposes of calculating entitlements under the Open Offer as will holdings under different designations and in different accounts.

No application in excess of a Qualifying Shareholder's pro rata application entitlement will be met and any Qualifying Shareholder so applying will be deemed to have applied for the maximum application entitlement as specified on the Application Form or otherwise notified to him.

Qualifying Shareholders who take up some or all of their entitlement to New Ordinary Shares under the Open Offer will be allotted New Ordinary Shares (a) in Certificated Form to the extent that their entitlement to New Ordinary Shares arises as a result of holding Existing Ordinary Shares in Certificated Form at the close of business on the Record Date; and (b) in Uncertificated Form to the extent that their entitlement to New Ordinary Shares arises as a result of holding Existing Ordinary Shares in Uncertificated Form at the close of business on the Record Date. Notwithstanding any other provision in the Prospectus, the Company reserves the right to allot and/or issue any New Ordinary Shares in Certificated Form.

Qualifying Shareholders should note that the Open Offer is not a "rights issue".
Invitations to apply for New Ordinary Shares under the Open Offer are not tradeable or transferable unless to satisfy bona fide market claims and the Application Form is not a document of title and cannot be traded. Unlike in the case of a rights issue, any New Ordinary Shares not applied for under the Open

Offer will not be sold in the market or placed for the benefit of Qualifying Shareholders. Instead, any New Ordinary Shares which are not taken up by Qualifying Shareholders in the Open Offer will be issued at the Issue Price to Placees (to the extent procured) or, failing which, to the Underwriters in accordance with their obligations under the Placing Agreement, with the proceeds retained for the benefit of the Company. Shareholders who do not participate in the Open Offer will experience significant dilution in their proportional interest in the Company as represented by their shareholdings after the completion of the Open Offer.

The High Yield Bonds and Senior Credit Facilities

In addition to the proposed issue of New Ordinary Shares to raise approximately £450 million (net of expenses), the Company is proposing to:

* raise approximately £650 million (£625 million net of expenses) by the issue of the High Yield Bonds; and

* make new borrowing arrangements under the Senior Credit Facilities of up to £1,600 million.

As is customary in the high yield market, the High Yield Bonds are not underwritten at this stage.

Accordingly, the Company has obtained a commitment from Deutsche Bank for the equivalent of £650 million under the Bridge Facility. The Bridge Facility will only be drawn if the High Yield Bonds are not issued by Admission. In such circumstances, the Company intends to refinance the Bridge Facility with high yield bonds when market circumstances permit.

The High Yield Bonds and the arrangements under the Bridge Facility, if drawn, provide for a seven year maturity.

The Company and Invensys International Holdings Limited ("IIHL") have entered into an underwriting commitment letter with Deutsche Bank in connection with the Senior Credit Facilities which comprise:

* a five year term loan for the US dollar equivalent of £350 million (the "Term A Facility");

* a five year and six month term loan denominated in US dollars, euro and sterling for the US dollar equivalent of £450 million (the "Term B facility ");

* a five year revolving credit facility for the US dollar equivalent of £250 million (the "RCF");

* a five year bonding facility for the US dollar equivalent of £400 million (the "Bonding Facility"); and

* a five year and nine month second lien facility denominated in US dollars and euro for the equivalent of £150 million (the "Second Lien Facility").

Further details of the Bridge Facility and the Senior Credit Facilities are set out in the Prospectus.

In addition, Bread plc intends to make a tender offer to purchase all its outstanding Euro500 million 5.5% Notes due 1 April 2005 (issued under its Euro2 billion Euro Medium Term Note Programmes). The terms of the tender offer will be announced in due course.

Conditionality of Refinancing

The Placing and Open Offer, the issue of the High Yield Bonds (or drawdown under the Bridge Facility), and the completion of the Senior Credit Facilities are interconditional.

The issue of the New Ordinary Shares pursuant to the Placing and Open Offer has been underwritten by the Underwriters who have undertaken to subscribe for any of the New Ordinary Shares not taken up by Placees or Shareholders pursuant to the Open Offer. The Underwriters' commitments are subject to a number of conditions precedent including:

* the passing of the Resolutions;

* prior to Admission there having been, in the opinion of the

Underwriters, no material adverse change relating to the Group;

* prior to Admission there having been, in the opinion of the Underwriters, no material adverse change in the financial markets;

* the conditions precedent to the offering of the High Yield Bonds (or the Bridge Facility) and to the Senior Credit Facilities having been satisfied or waived, subject to Admission; and

* Admission.

The Senior Credit Facilities have been underwritten by Deutsche Bank subject to a number of conditions precedent including:

* the relevant facility agent receiving confirmation that the net proceeds from either the issue of the High Yield Bonds or an equivalent amount drawn under the Bridge Facility will be received following Admission;

* prior to Admission there having been, in the opinion of the Deutsche Bank, no material adverse change relating to the Group;

* prior to Admission there having been, in the opinion of the Deutsche Bank, no material adverse change in the financial markets;

* execution of legal documentation in definitive form; and

* Admission.

The Bridge Facility (which will only be drawn if the High Yield Bonds are not issued on or by Admission) has been underwritten by Deutsche Bank subject to a number of conditions including the conditions to the Senior Credit Facilities (other than the condition precedent relating to receipt of the net proceeds of the High Yield Bonds or the Bridge Facility) having been satisfied or waived subject only to Admission.

Accordingly, whilst the Board has taken reasonable steps to minimise the risk of the Refinancing Plan not becoming effective, there can be no guarantee that all of the necessary conditions will be satisfied in which case no aspect of the Refinancing Plan will proceed.

Share capital subdivision

The current nominal value of each Existing Ordinary Share is 25 pence which exceeds the proposed Issue Price. As a matter of English company law, it is not possible for the Company to issue shares at less than their nominal value and, therefore, in order to effect the Placing and Open Offer, it is proposed to subdivide and convert each existing Ordinary Share of 25 pence into one New Ordinary Share (with a nominal value of 1 pence) and one deferred share of 24 pence nominal value (a "Deferred Share").

This will result in 3,499,780,822 New Ordinary Shares and 3,499,780,822 Deferred Shares being in issue immediately following the Share Capital Subdivision. Each Shareholder's proportionate interest in Invensys' issued ordinary share capital will remain unchanged as a result of the Share Capital Subdivision. Invensys believes that this Share Capital Subdivision will give Invensys greater flexibility than it currently has to optimise its share capital structure in the future. As such, subject to the Shareholders approving the necessary resolution at the Extraordinary General Meeting, the Share Capital Subdivision will take place whether or not the Placing and Open Offer proceeds.

Each New Ordinary Share will have the same rights (including voting and dividend rights and rights on a return of capital) as each Existing Ordinary Share has prior to the Share Capital Subdivision. Certificates in respect of Existing Ordinary Shares will remain valid for the same number of New Ordinary Shares arising on subdivision and conversion and no new certificates will be issued in respect of the New Ordinary Shares arising from the Share Capital Subdivision.
New certificates in respect of the New Ordinary Shares issued in Certificated Form pursuant to the Placing and Open Offer will be issued following the conclusion of the Placing and Open Offer.

The rights and restrictions attaching to the Deferred Shares, which will not be listed and which will not be freely transferable, will render them worthless and it is intended that they will be cancelled in due course. No share certificates will be issued in respect of the Deferred Shares. A description of the rights and restrictions attaching to the Deferred Shares will be set out in the Prospectus and the Notice of Extraordinary General Meeting.

The Share Capital Subdivision will not affect Invensys' or the Group's net

assets.

Current trading and prospects

The Board believes that the general economic outlook has improved. Although orders in many of the Businesses continue to improve, the outlook for the full year will continue to be impacted by the general uncertainty surrounding the Group and by some further limited provisions to the Group's balance sheet in respect of items relating to prior periods. As in previous years, a substantial portion of the Group profit is attributable to the final quarter and while it remains too early to predict the final outcome the Board continues to believe that the financial and trading prospects of the Group for the current financial year are satisfactory.

Pro forma financial information

As at 30 September 2003, the Group had net liabilities of £916 million and net debt of £1,609 million. After adjusting for the proceeds of £374 million realised from the disposal of the Metering business, the expected net proceeds of £450 million from the Placing and Open Offer and taking into account the effect of the other transactions forming part of the Refinancing Plan, the pro forma net liabilities as at 30 September 2003 would be approximately £267 million and the pro forma net debt would be approximately £875 million. The pro forma financial position of the Group in this paragraph has been extracted without material adjustment from the Prospectus.

Use of proceeds and escrow accounts

The Placing and Open Offer is expected to raise approximately £450 million net of expenses. The issue of the High Yield Bonds (or the drawing of the Bridge Facility) is expected to raise approximately £625 million net of expenses. The Senior Credit Facilities will provide £1.6 billion of borrowing capacity. We intend to use these proceeds (1) to repay approximately £1.5 billion of existing indebtedness, (2) to the extent it is not possible to repay certain of the existing indebtedness, to fund an escrow account with an amount sufficient to

repay that indebtedness on maturity, (3) to fund a second escrow account with an amount currently estimated to be the sterling equivalent of £576 million to meet certain identifiable legacy liabilities of the Group, and (4) the balance will be utilised to provide working capital for the Group and for general corporate purposes.

Dividend policy

As at 30 September 2003, Invensys had, and after the application of the net proceeds from the Placing and Open Offer, Invensys will continue to have, a significant deficit on distributable reserves.

Accordingly, Invensys is unlikely to be able to pay dividends for the foreseeable future.

Notice of Extraordinary General Meeting

A notice convening the Extraordinary General Meeting which is expected to be held on 2 March 2004 will be sent to shareholders.

The purpose of the Extraordinary General Meeting is to seek Shareholders' approval of the Resolutions to be set out in the notice of the Extraordinary General Meeting set out in the Prospectus.

Working Capital

Invensys is of the opinion that, following the Placing and Open Offer, completion of the High Yield Bond issue (or drawdown under the Bridge Facility) and taking into account the bank and other facilities available (which will include the Senior Credit Facilities), the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of the Prospectus.

If, however, the Refinancing Plan does not complete then unless sufficient proceeds are received from business disposals, Invensys is of the opinion that having regard to existing cash resources and available bank and other facilities, the Group would only have sufficient working capital until June 2004, after which time additional sources of working capital would be required

* repay in full all amounts outstanding under the Group's US$1.5 billion (£820 million) revolving credit facility when it matures in June 2004, of which US$532 million was outstanding as at 4 February 2004;

* redeem the outstanding Euro500 million 5.5 per cent. Notes due 1 April 2005 issued by Invensys under its medium term note programme (the "Programme");

* redeem the outstanding US$37 million 6.4 per cent. Guaranteed Senior Notes due 13 August 2005 issued by BTR Dunlop Finance Inc. under a note purchase agreement dated 12 August 1998; and

* repay in full all amounts outstanding under the Group's US$2.35 billion (of which only US$1.46 billion (£798 million) is now available to be drawn) revolving credit facility when it matures in August 2005, of which US$1.45 billion was outstanding as at 4 February 2004.

The Board believes that the Refinancing Plan represents the only current viable route to secure a financial platform for the Group for the longer term.

The Board believes that a vote in favour of the Resolutions is important because if the Refinancing Plan does not complete, Invensys may not have sufficient working capital available to it after June 2004 to satisfy its obligations as they fall due which would materially adversely affect Invensys' ability to implement its strategy as described herein and could affect its ability to conduct its business.

Contact:

Invensys plc

Victoria Scarth / Mike Davies +44 (0) 20 7821 2121

Brunswick

Nick Claydon / Ben Brewerton / Sophie Fitton +44 (0) 20 7404 5959

Cazenove

Nick Wiles / Edmund Byers / Graham Bird +44 (0) 20 7588 2828

Deutsche Bank

Carl Tack / David Bugge / Charlie Foreman +44 (0) 20 7545

8000
Morgan Stanley

Simon Robey /Philip Apostolides/ +44 (0) 20 7425
5000
Simon Smith

Cazenove, Morgan Stanley and Tricorn Partners are acting as Joint Financial Advisers to the Placing and Open Offer. Cazenove, Deutsche Bank and Morgan Stanley are acting as Joint Sponsors and joint bookrunners to the Placing and Open Offer. Deutsche Bank are acting as sole underwriter and bookrunner of the Senior Credit Facilities and the High Yield Bonds.

Cazenove, Deutsche Bank, Morgan Stanley and Tricorn Partners are acting for Invensys and no one else in connection with the Placing and Open Offer and the Share Capital Subdivision and will not be responsible to anyone other than Invensys for providing the protections afforded to clients of Cazenove, Deutsche Bank, Morgan Stanley or Tricorn Partners, as the case may be, nor for giving advice in relation to the Placing and Open Offer or the Share Capital Subdivision or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Placing and Open Offer should only be made on the basis of information contained in the Prospectus dated 5 February 2004 and any supplement thereto.

The New Ordinary Shares have not been, nor will they be, registered under the US Securities Act 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of any Excluded Territory. Subject to certain exceptions, the New Ordinary Shares may not be offered or sold in the United States or in any Excluded Territory, or to or for the benefit of any national, resident or citizen of any Excluded Territory.

Prices and values of, and income from, shares may go down as well as up and an

investor may not get back the amount invested. It should be noted that past
performance is no guide to future performance. Persons needing advice should
consult an independent financial adviser.

Certain statements made in this announcement are forward-looking statements.
Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results
and performance to differ materially from any expected future results or performance, expressed or implied by the forward-looking statement. The information and opinions contained in this announcement are subject to change
without notice and Invensys assumes no responsibility or obligation to update
publicly or revise any of the forward-looking statements contained herein.

Appendix 1

Anticipated timetable of principal events
2004

Record Date for entitlements under the Open Offer
Close of business on 2 February

Prospectus, Application Forms and Forms of Proxy posted to Qualifying
7 February
Shareholders

Latest time and date for splitting Application Forms (to satisfy bona
3.00 p.m. on 25 February
fide market claims only)

Latest time and date for receipt of completed Application Forms and
11.00 a.m. on 27 February
payment in full under the Open Offer

Latest time and date for receipt of Forms of Proxy
11.00 a.m. on 29 February

Extraordinary General Meeting
2 March

Record date for the Share Capital Subdivision
Close of business on 2 March

Admission, settlement and commencement of dealings in the New Ordinary
8.00 a.m. on 5 March
Shares issued pursuant to the Placing and Open Offer

Expected date for crediting of the New Ordinary Shares issued pursuant to
5 March
the Placing and Open Offer to CREST stock accounts in Uncertificated
(paperless) Form

Dispatch of definitive share certificates in respect of the New
8 March

Ordinary Shares issued pursuant to the Placing and Open Offer in
Certificated Form by

Appendix II

Definitions

The following definitions apply throughout this announcement, unless the
context
otherwise requires:

"£", "p", "pence", "pounds sterling" the lawful currency of the
United Kingdom
or "pounds"
"Act" or "Companies Act" the Companies Act 1985, as
amended
"Admission" the admission of the New
Ordinary Shares issued pursuant to the
Placing and Open Offer to the
Official List and to trading on
the market for listed securities
of the London Stock Exchange
and "Admission becoming
effective" means its becoming effective
in accordance with paragraph 7.1
of the Listing Rules and
paragraph 2.1 of the admission
and disclosure standards
published by the London Stock
Exchange
"Application Form" the application form for the
Open Offer that will accompany the
Prospectus
"Board" or "Directors" the directors of Invensys from
time to time
"Bond Issue" the offering by the Company of
the High Yield Bonds as more
fully described in the Offering
Memorandum
"Bridge Facility" the bridge facility described in
the Prospectus
"Business Day" a day (other than a Saturday or
Sunday) on which banks are
generally open in London for the
transaction of normal business
"Cazenove" Cazenove & Co. Ltd
"Certificated" or "in Certificated not in Uncertificated Form
Form"
"CREST" the relevant system for the
...less settlement of trades and

securities operated by CRESTCo in

holding of uncertificated

"CRESTCo"

CREST

accordance with the Regulations

CRESTCo Limited, the operator of

"CREST stock account"

account in CREST to which a holding

an account within a member

security in CREST is credited

of a particular share or other

"Deferred Shares"

each in the capital of Invensys

the deferred shares of 24 pence

Ordinary Shares, from the subdivision

resulting, along with New

Ordinary Shares pursuant to the

and conversion of the Existing

Share Capital Subdivision

"Deutsche Bank"

Deutsche Bank AG London

"Extraordinary General Meeting"

the Extraordinary General

Meeting of Invensys expected to be

which will be set out in the

held on 2 March 2004, notice of

thereof

Prospectus or any adjournment

"Exchange Act"

the United States Securities

Exchange Act of 1934, as amended

"Excluded Territory"

Australia, Canada, France,

Japan, The Netherlands, New Zealand

and South Africa and any other

jurisdiction where the extension

or availability of the Placing

or the Open Offer would breach

any applicable law

"Existing Ordinary Shares"

the ordinary shares of 25 pence

each in the capital of Invensys

at the date of this announcement

"High Yield Bonds"

the £650 million notes being

offered pursuant to the Bond Issue

"IIHL"

Invensys International Holdings

Limited

"Invensys" or "the Company"

Invensys plc

"Invensys Group" or "Group"

Invensys and its subsidiaries

(as defined in section 736 of the

Act) and subsidiary undertakings

(as defined in section 258 of

the Act) as at the date of this

announcement

"Issue Price"

21.5 pence per New Ordinary

Share

"Listing Rules"

the listing rules made by the UK

Listing Authority in accordance

with section 74 of the Financial

Services and Markets Act 2000

(as amended from time to time)

"London Stock Exchange"

London Stock Exchange plc

"Morgan Stanley"

Morgan Stanley & Co.

International Limited

"New Ordinary Shares"

new ordinary shares of 1 pence

each in the capital of the

Company arising from the

creation of such new ordinary shares

pursuant to a resolution

proposed at the Extraordinary General

Meeting in connection with the

Placing and Open Offer and/or

from the subdivision and

conversion of the Existing Ordinary

Shares pursuant to the Share
Capital Subdivision, as the context
requires

"Offering Memorandum"
the offering memorandum expected
to be published by the Company
prior to admission in connection
with the Bond Issue

"Official List"
the Official List of the UK
Listing Authority

"Open Offer"
the invitation to Qualifying
Shareholders to subscribe for New
Ordinary Shares at the Issue
Price on the terms and subject to
the conditions set out in the
Prospectus

"Ordinary Shares"
Existing Ordinary Shares or New
Ordinary Shares, as the context
requires

"Placees"
subscribers of New Ordinary
Shares pursuant to the Placing

"Placing"
the conditional placing by the
Underwriters of 2,187,363,013 New
Ordinary Shares at the Issue
Price on the terms and subject to
the conditions contained in the
Placing Agreement, subject to
the right of Qualifying
Shareholders to apply for such shares
under the Open Offer and as
described in the Prospectus

"Placing Agreement"
the agreement dated 5 February
2004 between Invensys and the
Underwriters in relation to the
Placing and Open Offer, details
of which are set out in the
Prospectus

"Prospectus"
the document comprising a
prospectus relating to the New
Ordinary Shares to be issued
pursuant to the Placing and Open
Offer, prepared in accordance
with the Listing Rules

"Qualified Institutional Buyer" or "
Qualified Institutional Buyer as
defined in Rule 144A under the
QIB"
Securities Act

"Qualifying Shareholders"
Shareholders on the register of
members of Invensys on the
Record Date other than
Restricted Shareholders

"Record Date"
close of business on 2 February
2004

"Refinancing Plan"
the refinancing plan described
in paragraph 1 of Part I of the
Prospectus

"Registrars"
Lloyds TSB Registrars

"Regulations"
the Uncertificated Securities
Regulations 2001, as amended from
time to time

"Resolutions"
the resolutions to be proposed
at the Extraordinary General
Meeting, as set out in the
notice of the Extraordinary General
Meeting at the end of the
Prospectus

"Restricted Shareholders"
Shareholders on the register of
members of Invensys on the

Record Date with registered

addresses in, or who are US persons

otherwise located in the United

States or any Excluded

Territory, or who are citizens

or nationals of, any of the

Excluded Territories, other than

Shareholders who are Qualified

Institutional Buyers

"SEC" the United States Securities and
Exchange Commission

"Securities Act" the United States Securities Act
of 1933, as amended

"Senior Credit Facilities" the senior credit facilities as
described in this document

"Share Capital Subdivision" the subdivision and conversion
of Invensys' share capital

described in the Prospectus

"Shareholders" holders of Ordinary Shares

"Tricorn" Tricorn Partners LLP

"UKLA" or "UK Listing Authority" the Financial Services Authority
acting in its capacity as the

competent authority for the

purposes of Part VI of the Financial

Services and Markets Act 2000

"Uncertificated" or "in recorded on the relevant
register or other record of the share

Uncertificated Form" or other security concerned as
being held in uncertificated form

in CREST, and title to which, by

virtue of the Regulations, may

be transferred by means of CREST

"Underwriters" Cazenove, Deutsche Bank and
Morgan Stanley

"United Kingdom" or "UK" United Kingdom of Great Britain
and Northern Ireland

"US" or "United States" the United States of America,
its territories and possessions,

any state of the United States

of America and the District of

Columbia

"US$", "US dollars", "dollars", " the lawful currency of the
United States
cents" or "$" "c"

END

MSCUUUCWPUPCUQA

"emailalert@hemscott.co.uk" <emailalert
04/02/2004 18:36

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:0402V
Invensys PLC
04 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945 1,279,860

HSBC Global Custody Nominee (UK) Ltd A/C 775245 14,545,770

HSBC Global Custody Nominee (UK) Ltd A/C 357206 93,826,065

HSBC Global Custody Nominee (UK) Ltd A/C 866197 449,365

HSBC Global Custody Nominee (UK) Ltd A/C 904332 297,400

HSBC Global Custody Nominee (UK) Ltd A/C 916681 183,500

HSBC Global Custody Nominee (UK) Ltd A/C 360509 4,978,125

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

2 February 2004

11) Date company informed

4 February 2004

12) Total holding following this notification

115,560,085

13) Total percentage holding of issued class following this notification

3.30%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 4 February 2004

END

HOLSSEFALSLSEEE